Filed by: ACE Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: The Chubb Corporation

Commission File No. 001-08661

On July 21, 2015, ACE Limited issued the following Press Release reporting its second quarter 2015 results.

ACE Limited Bärengasse 32 CH-8001 Zurich Switzerland	acegroup.com @ACEGroup

NEWS RELEASE

ACE Reports Second Quarter Operating Income of $788 Million or

$2.40 per Share, P&C Combined Ratio of 87.7% and Operating

Return on Equity of 11.4%

•	Net income of $942 million, up 21%

•	Global P&C net premiums written, which exclude Agriculture, up 6.4% or 13.2% in constant dollars

•	P&C underwriting income of $478 million, up 5.5% in constant dollars

•	Net investment income of $562 million, up 3.1% in constant dollars

•	Operating cash flow of $816 million

•	Unfavorable foreign currency movement, compared with the prior year, negatively impacted operating income by $29 million, or $0.09 per share, and reduced Global P&C net premiums written growth by seven percentage points

•	The transfer of the Fireman’s Fund in-force business contributed $15 million of operating income that is non-recurring in 2016

Zurich – July 21, 2015 – ACE Limited (NYSE: ACE) today reported net income for the quarter ended June 30, 2015, of $2.86 per share, compared with $2.28 per share for the same quarter last year.(1) Operating income was $2.40 per share, compared with $2.42 per share for the same quarter last year. Operating return on equity for the quarter was 11.4%. The property and casualty (P&C) combined ratio for the quarter was 87.7%. Book value per share increased 0.5% from March 31, 2015, to $91.27. Book value per share growth was primarily impacted by rising interest rates that resulted in unrealized losses of $672 million, after-tax, in the company’s investment portfolio, which are recorded in other comprehensive income on the balance sheet. The unrealized losses were partially offset by favorable foreign currency movement in the quarter and realized gains related to the company’s variable annuity reinsurance business, which together amounted to $205 million, after-tax. Tangible book value per share decreased 1.5% from March 31, 2015, to $72.84, compared with the prior year, and was impacted by goodwill and intangibles related to the Fireman’s Fund acquisition that closed during the quarter. Excluding the impact of the acquisition, tangible book value per share increased 0.5%.

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ACE LIMITED NEWS RELEASE

Second Quarter Summary

(in millions, except per share amounts)

(Unaudited)

				(Per Share – Diluted)
	2015	2014	Change	2015	2014	Change
Operating income, net of tax	$788	$825	(4.5)%	$2.40	$2.42	(0.8)%
Adjusted net realized gains (losses), net of tax	154	(46)	NM	0.46	(0.14)	NM

Net income	$942	$779	20.8%	$2.86	$2.28	25.4%

For the six months ended June 30, 2015, net income was $4.91 per share, compared with $4.43 per share for 2014. Operating income was $4.64 per share, compared with $4.69 per share for 2014. The P&C combined ratio for the six months ended June 30, 2015, was 88.0% versus 88.2% prior year. Book value and tangible book value per share increased 1.4% and 0.3%, respectively, from December 31, 2014. Book value and tangible book value per share growth were negatively impacted by unrealized losses in the investment portfolio and unfavorable foreign currency movement during the year. Excluding foreign currency movement, book value per share increased 2.5%. Excluding foreign currency movement and the Fireman’s Fund acquisition that closed during the year, tangible book value per share increased 3.2%.

Six Months Ended Summary

(in millions, except per share amounts)

(Unaudited)

				(Per Share – Diluted)
	2015	2014	Change	2015	2014	Change
Operating income, net of tax	$1,533	$1,602	(4.3)%	$4.64	$4.69	(1.1)%
Adjusted net realized gains (losses), net of tax	90	(89)	NM	0.27	(0.26)	NM

Net income	$1,623	$1,513	7.2%	$4.91	$4.43	10.8%

Evan G. Greenberg, Chairman and Chief Executive Officer of ACE Limited, commented: “ACE had an excellent second quarter with earnings per share essentially flat with prior year as a strong dollar impacted both revenue and earnings. After-tax operating income was $788 million, or $2.40 per share, leading to an operating ROE of 11.4%. We produced strong underwriting results marked by a P&C combined ratio of 87.7% and underwriting income that was flat with prior year and up 5.5% in constant dollars. Investment income was up 3% in constant currency – a terrific result given the interest rate environment. Global P&C net premiums written grew about 6.5%, or over 13% when adjusted for foreign exchange, as we took advantage of growth opportunities in the U.S., Asia and Latin America.

“The highlight of the quarter was our announced agreement to acquire Chubb. We are moving quickly and the senior leadership of both companies has formed teams that are already engaged in integration planning. The sense of excitement and energy from the leadership of both companies is inspiring. We

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ACE LIMITED NEWS RELEASE

are planning to file an S-4 by the end of the month and are on track to file our regulatory approvals. In sum, I am even more convinced of the potential opportunity our combined companies represent in terms of talent and capabilities.”

Operating highlights for the quarter ended June 30, 2015, were as follows:

(in millions of U.S. dollars except for percentages)	2Q 2015	2Q 2014	Change

P&C
Net premiums written	$4,284	$4,061	5.5%
Net premiums written constant-dollar		$3,839	11.6%
Underwriting income	$478	$478	—
Combined ratio	87.7%	87.5%
Current accident year underwriting income excluding catastrophe losses	$449	$432	3.6%
Current accident year combined ratio excluding catastrophe losses	88.4%	88.7%

Global P&C (excludes Agriculture)
Net premiums written	$3,905	$3,673	6.4%
Net premiums written constant-dollar		$3,451	13.2%
Underwriting income	$457	$451	1.4%
Combined ratio	87.1%	87.1%
Current accident year underwriting income excluding catastrophe losses	$421	$396	6.0%
Current accident year combined ratio excluding catastrophe losses	88.2%	88.7%

Agriculture
Net premiums written	$379	$388	(2.4)%
Underwriting income	$21	$27	(24.4)%
Combined ratio	93.6%	91.8%
Current accident year underwriting income excluding catastrophe losses	$28	$36	(23.3)%
Current accident year combined ratio excluding catastrophe losses	91.4%	89.1%

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•	P&C net premiums earned increased 0.8%, or 7% in constant dollars. Global P&C net premiums earned increased 1.2%, or 8% in constant dollars.

•	Underwriting income included a $49 million benefit related to the transfer of the Fireman’s Fund in-force business at the time of the transaction and will be non-recurring in 2016. This benefit was partially offset by purchase accounting intangible amortization of $29 million, included in other income, resulting in a net $20 million pre-tax, or $15 million after-tax, increase in operating income which will not recur in 2016.

•	The P&C expense ratio for the quarter was 28.8%, compared with 29.3% last year. The Global P&C expense ratio, which excludes Agriculture, was 30.6% compared with 31.4% last year. The Agriculture expense ratio for the quarter was 8.3% compared with 7.4% last year.

•	Total pre-tax and after-tax catastrophe losses including reinstatement premiums were $124 million (3.2 percentage points of the combined ratio) and $106 million, respectively, compared with $80 million (2.1 percentage points of the combined ratio) and $67 million, respectively, last year.

•	Favorable prior period development pre-tax and after-tax for the quarter were $153 million (3.9 percentage points of the combined ratio) and $128 million, respectively, compared with $126 million (3.3 percentage points of the combined ratio) and $106 million, respectively, last year.

•	Operating cash flow was $816 million for the quarter.

•	Net loss reserves increased $717 million in the quarter, principally reflecting the acquisition of Fireman’s Fund and favorable foreign currency movement since March 31, 2015. Net loss reserves increased $132 million for the year.

•	Net investment income was $562 million compared with $556 million last year. This quarter was negatively impacted by foreign currency movement of $11 million.

•	Net realized and unrealized losses pre-tax totaled $559 million for the quarter. Net realized gains of $161 million included a gain of $102 million from derivative accounting related to variable annuity reinsurance. Net unrealized losses of $720 million included an unrealized loss of $850 million in the investment portfolio, primarily due to rising interest rates, partially offset by an unrealized foreign exchange gain of $136 million.

•	Operating return on equity was 11.4% for the quarter and 11.0% year to date. Return on equity computed using net income was 12.7% for the quarter and 11.0% year to date.

•	Share repurchases totaled $394 million, or approximately 3.7 million shares, during the quarter. The company has repurchased approximately 6.7 million shares for $734 million through June 30, 2015. The company has discontinued its share repurchase program in connection with the announced planned acquisition of Chubb.

•	Book value per share increased 0.5% to $91.27 from $90.81 at March 31, 2015, and increased 1.4% from $90.02 at December 31, 2014. For the year, book value per share, excluding foreign currency movement, increased 2.5% from December 31, 2014.

•	Tangible book value per share decreased 1.5% to $72.84 from $73.94 at March 31, 2015, and increased 0.3% from $72.61 at December 31, 2014. For the year, tangible book value per share, excluding foreign currency movement and the impact of goodwill and intangibles related to the acquisition of Fireman’s Fund, increased 3.2%.

Details of financial results by business segment are available in the ACE Limited Financial Supplement. Key segment items for the quarter ended June 30, 2015, include:

•	Insurance – North American P&C: Net premiums written increased 20.8%. Gross premiums written and net premiums written included $428 million and $252 million, respectively, from the transfer of the Fireman’s Fund in-force business at the time of the transaction and will be non-recurring in 2016. Excluding the transfer, net premiums written increased 6% on a constant-dollar basis. The combined ratio was 85.2% compared with 87.1%. Excluding the transfer, the combined ratio was 88.1%. The current accident year combined ratio excluding catastrophe losses was 85.0% compared with 87.3%.

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ACE LIMITED NEWS RELEASE

•	Insurance – North American Agriculture: Net premiums written decreased 2.4%. The combined ratio was 93.6% compared with 91.8%. The current accident year combined ratio excluding catastrophe losses was 91.4% compared with 89.1%.

•	Insurance – Overseas General: Net premiums written decreased 5.1%, or increased 7.6% on a constant-dollar basis. The combined ratio was 89.2% compared with 87.1%. The current accident year combined ratio excluding catastrophe losses was 89.8% compared with 89.3%.

•	Global Reinsurance: Net premiums written decreased 5.9%, or 3.9% on a constant-dollar basis. The combined ratio was 65.7% compared with 69.9%. The current accident year combined ratio excluding catastrophe losses was 79.6% compared with 75.4%.

•	Life segment: Operating income was $67 million compared with $72 million. International life insurance net premiums written and deposits collected increased 8.2% on a constant-dollar basis for the year.

Please refer to the ACE Limited Financial Supplement, dated June 30, 2015, which is posted on the company’s website in the Investor Information section, and access Financial Reports for more detailed information on individual segment performance, together with additional disclosure on reinsurance recoverable, loss reserves, investment portfolio and capital structure.

ACE will hold its second quarter earnings conference call on Wednesday, July 22, 2015, beginning at 8:30 a.m. Eastern. The earnings conference call will be available via live webcast at www.acegroup.com or by dialing 800-967-7188 (within the United States) or 719-325-2322 (international), passcode 1713107. Please refer to the ACE Group website in the Investor Information section under Calendar of Events for details. A replay of the call will be available until Wednesday, August 5, 2015, and the archived webcast will be available for approximately one month. To listen to the replay, please dial 888-203-1112 (in the United States) or 719-457-0820 (international), passcode 1713107.

About ACE Group

ACE Group is one of the world’s largest multiline property and casualty insurers. With operations in 54 countries, ACE provides commercial and personal property and casualty insurance, personal accident and supplemental health insurance, reinsurance and life insurance to a diverse group of clients. ACE Limited, the parent company of ACE Group, is listed on the New York Stock Exchange (NYSE: ACE) and is a component of the S&P 500 index. Additional information can be found at: www.acegroup.com.

Investor Contact

Helen Wilson: (441) 299-9283; helen.wilson@acegroup.com

Media Contact

Jeffrey Zack: (212) 827-4444; jeffrey.zack@acegroup.com

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ACE LIMITED NEWS RELEASE

(1)	All comparisons are with the same period last year unless specifically stated.

Regulation G – Non-GAAP Financial Measures

In presenting our results, we included and discussed certain non-GAAP measures. These non-GAAP measures, which may be defined differently by other companies, are important for an understanding of our overall results of operations and financial condition. However, they should not be viewed as a substitute for measures determined in accordance with generally accepted accounting principles (GAAP).

Throughout this document there are various measures presented on a constant-dollar basis (i.e., excludes the impact of foreign exchange). We believe it is useful to evaluate the trends in our results, exclusive of the effect of fluctuations in exchange rates between the U.S. dollar and the currencies in which our international business is transacted, as these exchange rates could fluctuate significantly between periods and distort the analysis of trends. The impact is determined by assuming constant foreign exchange rates between periods by translating prior period results using the same local currency exchange rates as the comparable current period.

Adjusted net realized gains (losses), net of tax, includes net realized gains (losses) and net realized gains (losses) recorded in other income (expense) related to unconsolidated subsidiaries, and excludes realized gains and losses on crop derivatives. These derivatives were purchased to provide economic benefit, in a manner similar to reinsurance protection, in the event that a significant decline in commodity pricing impacts underwriting results. We view gains and losses on these derivatives as part of the results of our underwriting operations, and therefore realized gains and losses from these derivatives are reclassified to adjusted losses and loss expenses. The P&C combined ratio includes adjusted losses and loss expenses in the ratio numerator.

Underwriting income, P&C underwriting income, and Global P&C underwriting income are calculated by subtracting losses and loss expenses, policy benefits, policy acquisition costs and administrative expenses from net premiums earned. P&C underwriting income also includes gains (losses) on crop derivatives. We use underwriting income and operating ratios to monitor the results of our operations without the impact of certain factors, including net investment income, other income (expense), interest and income tax expense and adjusted net realized gains (losses). Current accident year underwriting income excluding catastrophe losses is underwriting income adjusted to exclude catastrophe losses and prior period development (PPD). We believe it is useful to exclude catastrophe losses, as they are not predictable as to timing and amount, and PPD as these unexpected loss developments on historical reserves are not indicative of our current underwriting performance. We believe the use of these measures enhances the understanding of our results of operations by highlighting the underlying profitability of our insurance business.

Operating income or income excluding adjusted net realized gains (losses), net of tax is a common performance measurement for insurance companies. We believe this presentation enhances the understanding of our results of operations by highlighting the underlying profitability of our insurance business. We exclude adjusted net realized gains (losses) because the amount of these gains (losses) is heavily influenced by the availability of market opportunities. In addition, we disclose operating income excluding the impact of foreign exchange in order to adjust for the distortive effects of fluctuations in exchange rates.

P&C combined ratio excluding catastrophe losses and PPD and current accident year P&C combined ratio excluding catastrophe losses exclude impacts of catastrophe losses and PPD. We believe this measure provides a better evaluation of our core underwriting performance and enhances the understanding of the trends in our property and casualty business that may be obscured by these items.

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ACE LIMITED NEWS RELEASE

Global P&C performance metrics comprise consolidated operating results (including corporate) and exclude the operating results of the company’s Life and Insurance – North American Agriculture segments. We believe that these measures are useful and meaningful to investors as they are used by management to assess the company’s global P&C operations which are the most economically similar. We exclude the Insurance – North American Agriculture and Life segments because the results of these businesses do not always correlate with the results of our global P&C operations.

International life net premiums written and deposits collected, is adjusted to include deposits collected on universal life and investment contracts (life deposits). Life deposits are not reflected as revenues in our consolidated statements of operations in accordance with GAAP. However, we include life deposits in presenting growth in our life insurance business because new life deposits are an important component of production and key to our efforts to grow our business.

Operating return on equity (ROE) or ROE calculated using operating income is an annualized financial measure. The ROE numerator includes income adjusted to exclude adjusted net realized gains (losses), net of tax. The ROE denominator includes the average shareholders’ equity for the period adjusted to exclude unrealized gains (losses) on investments, net of tax. To annualize a quarterly rate, multiply by four. Annualized ROE calculated using operating income is a useful measure as it enhances the understanding of the return on shareholders’ equity by highlighting the underlying profitability relative to shareholders’ equity excluding the effect of unrealized gains and losses on our investments.

Tangible book value per common share is shareholders’ equity less goodwill and other intangible assets divided by the shares outstanding. We believe that goodwill and other intangible assets are not indicative of our underlying insurance results or trends and make book value comparisons to less acquisitive peer companies less meaningful. In addition, we disclose per share measures for book value and tangible book value that exclude the impact of foreign currency fluctuations during 2015 in order to adjust for the distortive effects of fluctuations in exchange rates.

Tangible book value per common share excluding 2015 acquisitions is shareholders’ equity less goodwill and other intangible assets divided by the shares outstanding. The numerator adds back the goodwill and other intangible assets related to the acquisition of the Fireman’s Fund high net worth personal lines business in order to control for the distortive effect of acquisitions.

Other income (expense) – operating excludes from consolidated Other income (expense) the portion of net realized gains and losses related to unconsolidated entities and gains and losses from fair value changes in separate account assets that do not qualify for separate account reporting under GAAP. Net realized gains (losses) related to unconsolidated entities is excluded from operating income in order to enhance the understanding of our core results of operations as they are heavily influenced by, and fluctuate in part according to market conditions.

See reconciliation of Non-GAAP Financial Measures on pages 22-24 in the Financial Supplement. These measures should not be viewed as a substitute for net income, return on equity, or effective tax rate determined in accordance with GAAP.

NM – not meaningful comparison

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ACE LIMITED NEWS RELEASE

Cautionary Statement Regarding Forward-Looking Statements:

Forward-looking statements made in this press release, such as those related to company performance, including 2015 performance and growth opportunities, and statements about the benefits of the proposed transaction involving ACE and Chubb, ACE’s and Chubb’s plans, objectives, expectations and intentions and other statements that are not historical facts reflect our current views with respect to future events and financial performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that could cause actual results to differ materially, including without limitation, the following: competition, pricing and policy term trends, the levels of new and renewal business achieved, the frequency of unpredictable catastrophic events, actual loss experience, uncertainties in the reserving or settlement process, integration activities and performance of acquired companies, new theories of liability, judicial, legislative, regulatory and other governmental developments, litigation tactics and developments, investigation developments and actual settlement terms, the amount and timing of reinsurance recoverable, credit developments among reinsurers, rating agency action, possible terrorism or the outbreak and effects of war, economic, political, regulatory, insurance and reinsurance business conditions, potential strategic opportunities including acquisitions and our ability to achieve and integrate them, as well as management’s response to these factors, and other factors identified in our filings with the Securities and Exchange Commission (SEC).

In addition, with regard to the proposed transaction involving ACE and Chubb, important factors that could cause actual results to differ materially from those indicated by the forward-looking statements include, without limitation, the following: the inability to complete the transaction in a timely manner; the inability to complete the transaction due to the failure of Chubb’s shareholders to approve the transaction agreement or the failure of ACE shareholders to approve, among other matters, the issuance of ACE common shares in connection with the transaction; the failure to satisfy other conditions to completion of the transaction, including receipt of required regulatory approvals; the failure of the proposed transaction to close for any other reason; the possibility that any of the anticipated benefits of the proposed transaction will not be realized; the risk that integration of Chubb’s operations with those of ACE will be materially delayed or will be more costly or difficult than expected; the effect of the announcement of the transaction on ACE’s, Chubb’s or the combined company’s respective business relationships, operating results and business generally; and diversion of management’s attention from ongoing business operations and opportunities. In addition, you should carefully consider the risks and uncertainties and other factors that may affect future results of the combined company described in the section entitled “Risk Factors” in the joint proxy statement/prospectus to be delivered to ACE’s and Chubb’s respective shareholders, and in ACE’s and Chubb’s respective filings with the SEC.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This press release may be deemed to be solicitation material in respect of the proposed transaction between ACE and Chubb. In connection with the proposed transaction, ACE intends to file a registration statement on Form S-4, containing a joint proxy statement/prospectus with the SEC. The final joint proxy statement/prospectus will be delivered to the

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ACE LIMITED NEWS RELEASE

shareholders of ACE and Chubb. This press release is not a substitute for the registration statement, definitive joint proxy statement/prospectus or any other documents that ACE or Chubb may file with the SEC or send to shareholders in connection with the proposed transaction. SHAREHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Shareholders will be able to obtain copies of the joint proxy statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by ACE will be made available free of charge on ACE’s website at www.acegroup.com. Copies of documents filed with the SEC by Chubb will be made available free of charge on Chubb’s website at www.chubb.com.

Participants in Solicitation

ACE, Chubb and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of ACE is set forth in the proxy statement for ACE’s 2015 Annual General Meeting, which was filed with the SEC on April 8, 2015, and ACE’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015. Information about the directors and executive officers of Chubb is set forth in the proxy statement for Chubb’s 2015 Annual Meeting of Shareholders, which was filed with the SEC on March 13, 2015, and Chubb’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. You may obtain free copies of these documents as described above.

(tables to follow)

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ACE Limited

Summary Consolidated Balance Sheets

(in millions of U.S. dollars, except per share data)

(Unaudited)

	June 30 2015	December 31 2014

Assets
Investments	$63,265	$62,904
Cash	790	655
Insurance and reinsurance balances receivable	5,757	5,426
Reinsurance recoverable on losses and loss expenses	11,775	11,992
Other assets	18,253	17,271

Total assets	$99,840	$98,248

Liabilities
Unpaid losses and loss expenses	$38,230	$38,315
Unearned premiums	8,879	8,222
Other liabilities	23,176	22,124

Total liabilities	70,285	68,661

Shareholders’ equity
Total shareholders’ equity	29,555	29,587

Total liabilities and shareholders’ equity	$99,840	$98,248

Book value per common share	$91.27	$90.02

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ACE Limited

Summary Consolidated Financial Data

(in millions of U.S. dollars, except share, per share data, and ratios)

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2015	2014	2015	2014
Gross premiums written	$6,504	$6,006	$11,826	$11,380
Net premiums written	4,784	4,559	8,860	8,744
Net premiums earned	4,360	4,332	8,287	8,302
Losses and loss expenses	2,417	2,388	4,539	4,549
Policy benefits	153	144	295	258
Policy acquisition costs	727	758	1,434	1,486
Administrative expenses	578	566	1,132	1,101
Net investment income	562	556	1,113	1,109
Net realized gains (losses)	126	(73)	37	(177)
Interest expense	71	72	139	143
Other income (expense):
Gains (losses) from separate account assets	6	17	17	11
Other	(23)	8	(29)	31
Income tax expense	143	133	263	226

Net income	$942	$779	$1,623	$1,513

Diluted earnings per share:

Operating income	$2.40	$2.42	$4.64	$4.69
Net income	$2.86	$2.28	$4.91	$4.43

Weighted average diluted shares outstanding	328.7	341.1	330.2	341.6

P&C combined ratio
Loss and loss expense ratio	58.9%	58.2%	58.0%	58.0%
Policy acquisition cost ratio	15.7%	16.6%	16.5%	17.1%
Administrative expense ratio	13.1%	12.7%	13.5%	13.1%

P&C combined ratio	87.7%	87.5%	88.0%	88.2%

P&C underwriting income	$478	$478	$880	$868
Other income (expense) – operating	$(56)	$(28)	$(88)	$(56)

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ACE Limited

Consolidated Supplemental Segment Information

(in millions of U.S. dollars)

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2015	2014	2015	2014

Gross Premiums Written

Insurance – North American P&C	$2,905	$2,347	$5,030	$4,371
Insurance – North American Agriculture	566	601	694	835
Insurance – Overseas General	2,212	2,224	4,467	4,485
Global Reinsurance	292	308	584	641
Life	529	526	1,051	1,048

Total	$6,504	$6,006	$11,826	$11,380

Net Premiums Written

Insurance – North American P&C	$1,975	$1,635	$3,405	$3,053
Insurance – North American Agriculture	379	388	467	582
Insurance – Overseas General	1,669	1,760	3,463	3,531
Global Reinsurance	261	278	534	586
Life	500	498	991	992

Total	$4,784	$4,559	$8,860	$8,744

Net Premiums Earned

Insurance – North American P&C	$1,688	$1,542	$3,214	$3,029
Insurance – North American Agriculture	321	330	385	433
Insurance – Overseas General	1,644	1,709	3,281	3,321
Global Reinsurance	220	261	446	545
Life	487	490	961	974

Total	$4,360	$4,332	$8,287	$8,302

Operating Income (loss)

Insurance – North American P&C	$395	$378	$740	$789
Insurance – North American Agriculture	15	19	50	(6)
Insurance – Overseas General	240	282	481	521
Global Reinsurance	145	146	273	290
Life	67	72	133	149
Corporate	(74)	(72)	(144)	(141)

Total	$788	$825	$1,533	$1,602

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